THINKA WEIGHT-LOSS CORPORATION
          18201 Von Karman Avenue, Suite 1170, Irvine California 92612

                              Commission File No.:

                                    002-32673
                                    ---------

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                           --------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


We are mailing this Information Statement (the "Information Statement") on or about February 27, 2003, to the holders of record of our common stock, $0.001 par value, on February 26, 2003. We are furnishing this information in connection with the appointment of certain designees to our Board of Directors.

On or about January 30, 2003, we acquired TransWorld Benefits, Inc., a Nevada corporation, pursuant to the terms of the Share Purchase Agreement, dated October 4, 2002, filed as an exhibit to our Form 8-K filed with the Securities and Exchange Commission (SEC) on October 15, 2002. In connection with the acquisition, we issued 4,500,000 shares of our common stock to the former stockholders of TransWorld Benefits, Inc., which represents approximately 23.64% of the total issued and outstanding shares of common stock following the acquisition.

As a condition to the acquisition of TransWorld Benefits, Inc., we appointed Charles C. Seven and Keith Romine as directors of the company, to serve until the next annual meeting of stockholders.

No action is required by our stockholders to conclude the acquisition of TransWorld Benefits, Inc. or in connection with the appointment of Mr. Seven and Mr. Romine to the Board of Directors. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires us to mail to our stockholders the information contained in this Information Statement prior to a change in a majority of our directors, because the change in control is not being effected at a meeting of our stockholders.

The principal executive office of the Company is currently located at 18201 Von Karman Avenue, Suite 1170, Irvine, California 92612.

COMMON  STOCK

Common Stock is the only class of voting securities outstanding. Each holder of our common stock is entitled to one vote per share of common stock. As of February 26, 2003, there were 19,034,600 shares of our Common Stock issued and outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

Our Board of Directors currently consists of one (1) member, Mr. Derek Van Laare. Mr. Van Laare holds office until his successor is elected and qualified or until his death, resignation or removal. Pursuant to the agreement to acquire TransWorld Benefits, Inc., we will add two additional members to our Board of Directors, for a total of three Directors. Mr. Van Laare has appointed Mr. Charles C. Seven and Mr. Keith Romine to serve as Directors, effective ten
(10) days following the filing of this Information Statement with the SEC and the delivery of this Information Statement to our stockholders. Each of Mr. Seven and Mr. Romine has accepted the appointment.

Mr. Seven and Mr. Romine will take office ten (10) days after we file this Information Statement with the SEC and deliver it to holders of record of our Common Stock who would be entitled to vote at a meeting for election of directors, and, upon assuming office, Mr. Seven, Mr. Romine and Mr. Van Laare will thereafter constitute our Board of Directors.

DESIGNEES

The following table sets forth the full name, present principal occupation or employment, five-year employment history and certain other information concerning our new Directors:

NAME                 AGE          POSITION

Charles C. Seven     58           Chairman,  Director, Chief Executive Officer,
                                  and President

Mr. Seven will serve as a Director and the Chairman of the Board until the next annual meeting of stockholders. He will also serve as the Chief Executive Officer and President until September 30, 2005, and thereafter for successive one-year renewal terms unless terminated by either Mr. Seven or our Board of Directors.

Mr. Seven has been the Chief Executive Officer of TransWorld Benefits, Inc. since October 2002. Prior to that, he was a consultant to TransWorld Benefits, Inc. from 1996 through October 2002.

Mr. Seven was the founder of Sevcor International, Inc., and served as its Vice President of Marketing and Sales from 1994-1996. Sevcor provided emergency travel insurance products for repatriation and worldwide assistance.

Mr. Seven served as the VP Marketing for Uco Air, Inc., from 1992 through 1994. Uco Air was a domestic and international air charter operations specializing in medical evacuation airfreight.

Mr. Seven served as the President and Chief Executive Officer of Venture Pacific Corp. from 1990 through 1992. Venture Pacific provided air charter operations between U.S. and Vietnam, and purchase and disposal of Pan-American liquor and catering inventories.

Mr. Seven served as the president and Chief Executive Officer of Tallmantz Aviation, Inc. from 1985 through 1990. Tallmantz Aviation provided fixed base operations with established air charter, fuel, helicopter maintenance and parts, fixed wing maintenance and real estate operations.

Mr. Seven received his Bachelor's Degree from the University of Oregon in 1966.

NAME                 AGE          POSITION

Keith Romine         77           Director, Treasurer and Secretary

Keith Romine will serve as a Director until the next annual meeting of stockholders. He will also serve as our Treasurer and Secretary until September 30, 2005, and thereafter for successive one-year renewal terms unless terminated by either Mr. Romine or our Board of Directors. As Treasurer, he will be the principal financial officer for our company.

Mr. Romine has served as the Secretary and Treasurer of TransWorld Benefits, Inc. since its inception in 1996. Mr. Romine also serves as a consultant to the following companies: MBS Mannesmann Demag Sack Germany; International Mill Service, Inc.; Icon Construction Company, Inc.; and Wirth. As a consultant, he negotiates sales and set-up of continuous aluminum sheet casters, aluminum rolling mills, coating lines, melting furnaces, scalpers and can recycling facility.

Mr. Romine is also a real estate broker, licensed in the State of California. He graduated from Browns Business College and the International Accountants
Society,  and  he  attended  Bradley  University  for  two  years.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Pursuant to the provisions of our Bylaws, our current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about our current sole Director and our Senior Vice President is set forth below:

NAME                AGE      POSITION                       DIRECTOR SINCE

Derek Van Laare     56       Director, Former President     November 2002

Since November 2002, Mr. Van Laare has been our sole officer and director. Effective as of January 30, 2003, he resigned as the sole officer and now serves only as a director.

During the last five years, Mr. Van Laare has been a financial consultant to the following companies for the following purposes:

          -    Accuimage Diagnostics  Corp. - IPO and Structuring
          -    International Wayside Mining  Corp. - Investor Relations
          -    Purcell Ventures - Raising Capital in a Private Placement
          - Applied Coolgas Corp. - Structuring and Raising Capital in Private Placements

In addition, in 1991 Mr. Van Laare served as an officer and director of 3D Systems, Inc., a CAD/CAM innovation company. In 1990, Mr. Van Laare served as an officer of I.D. Biomedical Corp., a biomedical research company. From 1988 through 1990, Mr. Van Laare served as an officer of PLC Systems, Inc., a heart laser technology company.

NAME                  AGE          POSITION

Ronald P. Robertson   55           Senior Vice President

Ronald Robertson will serve as a Senior Vice President, until September 30, 2005, and thereafter for successive one-year renewal terms unless terminated by either Mr. Robertson or our Board of Directors. Mr. Robertson has served as Senior Vice President of TransWorld Benefits, Inc. since 2001.

Mr. Robertson has also been serving as the Vice President - Sales of Lowen Group in Vancouver, British Columbia, since 1994, where he has been responsible for over 600 million pre-need sales annually.

Mr. Robertson served as the Assistant Vice president, Sales for Gibraltar Mausoleum Corporation in Indianapolis, Indiana, from 1985 through 1994, where he was responsible for sales and marketing for nine cemeteries and seven funeral homes with annual sales exceeding 18 million dollars.

Mr. Robertson earned his Bachelor of Science Degree in Psychology from Ball State University in 1970. Since then, he has achieved a number of industry accomplishments, including serving as the Program Chairman PIAA Convention, Guadalajara, Ixtapa, Mexico 1984; serving as a guest speaker at five industry conventions; serving as a guest speaker at twelve State Conventions from 1980-1998; serving as the Co-Chairman ICFA Sales Marketing Meeting in 1997; and received the International Cemetery and Funeral Association's designation of Certified Cemetery Executive (CCE) in 2001.

NAME               AGE          POSITION

Keith Romine       77           Treasurer and Secretary

(See DESIGNEES above)

NAME               AGE          POSITION

Charles C. Seven   58           Chief Executive Officer, and President

(See DESIGNEES above)


Other than as set forth herein, there are no agreements or understandings for our officers or directors to resign at the request of another person, and our officers and directors are not acting on behalf of or at the discretion of any other person.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

We do not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the fiscal year ended June 30, 2002, the Board of Directors held no meetings.
During the fiscal year ended June 30, 2002, our Board of Directors acted by unanimous written consent on the following two occasions:

1. July 30, 2001, accepted resignations of William Iny and Steven Bekropoulos as directors and appointed the following officers: (a) Stacey Lauridia, President; (b) Louis Scarrone, Chairman of the Board; (c) Charles Stein, Chief Executive Officer; and (d) Kathy Whyte, Secretary/Treasurer.

2. December 24, 2001, (a) removed the following officer and directors from their respective positions with our company, upon approval by the stockholders:
(i) Charles Stein, Chief Executive Officer; (ii) Clifford Pearlman, Director; and (iii) Daniel Meinick, Director; and (b) appointed Stacey Lauridia as President and Chief Executive Officer.

Our Directors who are full-time employees receive no additional compensation for services as Directors. Currently, Mr. Van Laare is not and has not been a full-time employee of our company. Mr. Seven and Mr. Romine will be full-time employees of our newly acquired subsidiary, TransWorld Benefits, Inc., pursuant to employment agreements, which have been filed as exhibits to our Form 10-QSB filed with the SEC on February 14, 2003.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

The following table sets forth in summary form the compensation received by the person serving as our Chief Executive Officer during the fiscal years ended June 30, 2001 and 2002. No other executive officer of our company received compensation in excess of $100,000 during these years.

--------------------------------------------------------------------  ---------------------------------------
                         ANNUAL COMPENSATION                                  LONG TERM COMPENSATION
--------------------------------------------------------------------  ---------------------------------------
(a)                      (b)         (c)       (d)     (e)             (f)                (g)
-----------------------  ----------  --------  ------  -------------  -----------------  --------------------
Name and Principal          Year      Salary   Bonus   Other Annual   Restricted Stock   Securities
Position                                               Compensation   Awards             Underlying/ Options
-----------------------  ----------  --------  ------  -------------  -----------------  --------------------
Stacey Lauridia,          2001-2002  $ 45,000      --             --                 --                    --
President
-----------------------  ----------  --------  ------  -------------  -----------------  --------------------
William Iny, President    2000-2001        --      --             --                 --                    --
-----------------------  ----------  --------  ------  -------------  -----------------  --------------------

For our fiscal year ending June 30, 2003, our subsidiary, TransWorld Benefits, Inc., has entered into employment agreements with each of Charles C. Seven and Keith Romine. Mr. Seven's employment agreement relates to his position as Chief Executive Officer of TransWorld Benefits, Inc., and calls for an annual base salary of $120,000, plus bonus compensation equal to one percent (1%) of TransWorld Benefits' total gross sales, and a car allowance of $700 per month. Mr. Romine's employment agreement relates to his position as Secretary and Treasurer of TransWorld Benefits, Inc. and calls for an annual base salary of $75,000. We intend to amend the agreements to include the duties of Mr. Seven and Mr. Romine to our company.

COMPENSATION OF DIRECTORS

During the fiscal year ending June 30, 2002, each of Stacey Lauridia, Lois Scarrone and Clifford Pearlman received $45,000 each for their services to our company. Kathy Whyte received $60,000 for her services to our company. Charles Stein received $35,000 for his services to our company. Other than as described above, no other director received any type of compensation from our company for serving as such during the last fiscal year. We have an oral agreement with Derek Van Laare to pay him $1,000 for attendance at each meeting of the Board of Directors, plus reasonable travel expenses. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) our Common Stock beneficially owned as of January 29, 2003 by (a) owners of more than 5% of our Common Stock and, (b) all of our officers and directors, individually and as a group, and
(II) our Common Stock to be beneficially owned as of January 30, 2003, by (a) owners of more than 5% of our Common Stock and (b) all of our officers and directors, individually and as a group.

I.     PRIOR  TO  CLOSING  OF  THE  ACQUISITION  OF  TRANSWORLD  BENEFITS, INC.:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to us to be the beneficial owner of more than five percent (5%) of our Common Stock:

-------------------------------------------  -----------------------  ---------
NAME AND ADDRESS                                AMOUNT AND NATURE      PERCENT
OF BENEFICIAL OWNER                          OF BENEFICIAL OWNERSHIP  OF CLASS
-------------------------------------------  -----------------------  ---------
Farline Venture Corporation and William Iny             5,721,435(1)     39.36%
Suite 2100 - 1066 West Hastings Street
Vancouver, British Columbia
-------------------------------------------  -----------------------  ---------

(1) William Iny is the beneficial owner of Farline Venture Corporation.

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our Common Stock of each of our officers and directors, and the officers and directors of our Company as a group:

------------------------------------  -----------------------  ---------
NAME AND ADDRESS                         AMOUNT AND NATURE      PERCENT
OF BENEFICIAL OWNER                   OF BENEFICIAL OWNERSHIP  OF CLASS
------------------------------------  -----------------------  ---------
Derek Van Laare                                             0         0%
18201 Von Karman Avenue, Suite 1170
Irvine, California 92612
------------------------------------  -----------------------  ---------
All Officers and Directors                                  0         0%
as a Group (1 person)
------------------------------------  -----------------------  ---------

II.   SUBSEQUENT  TO  CLOSING OF THE ACQUISITION OF TRANSWORLD BENEFITS, INC.:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to us to be the beneficial owner of more than five percent (5%) of our Common Stock:

-------------------------------------------  -----------------------  ---------
NAME AND ADDRESS                                AMOUNT AND NATURE      PERCENT
OF BENEFICIAL OWNER                          OF BENEFICIAL OWNERSHIP  OF CLASS
-------------------------------------------  -----------------------  ---------
Flax-Flex Fabricators, Ltd.                             8,848,000(1)     46.48%
and Charles C. Seven
28 Iris Town
P.O. Box 15, Gibraltar
-------------------------------------------  -----------------------  ---------
Farline Venture Corporation and William Iny             5,721,435(2)     30.06%
Suite 2100 - 1066 West Hastings Street
Vancouver, British Columbia
-------------------------------------------  -----------------------  ---------
All Beneficial Owners of More than 5%,                    11,186,435     58.77%
as a Group
-------------------------------------------  -----------------------  ---------

     Footnotes  to  Table
     --------------------
     (1) Charles C. Seven controls the voting of 4,465,000 shares of common stock currently held by Flax-Flex Fabricators, Ltd. Flax-Flex Fabricators has the right to purchase from Farline Venture Corporation 3,383,000 shares of common stock (which stock Charles C. Seven will have the power to vote), and Charles C. Seven has the right to purchase 1,000,000 shares of common stock, on or before March 25, 2003. The amount of stock shown in this table for Charles C. Seven includes the total of 4,383,000 shares of common stock that Charles C. Seven and Flax-Flex Fabricators, Ltd. collectively have the right to purchase from Farline Venture Corporation. If Charles C. Seven does not exercise such right, he will continue to hold only 4,465,000 shares of common stock, which represents 23.46% of the class.

     (2)  William Iny is the beneficial owner of Farline Venture Corporation.

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our Common Stock of each of the officers and directors of our Company, and the officers and directors of our Company as a group:

-----------------------------------  -----------------------  ---------
NAME AND ADDRESS                        AMOUNT AND NATURE      PERCENT
OF BENEFICIAL OWNER                  OF BENEFICIAL OWNERSHIP  OF CLASS
-----------------------------------  -----------------------  ---------
Charles C. Seven                                8,848,000(1)     46.48%
18201 Von Karman Avenue, Suite 1170
Irvine, California 92612
-----------------------------------  -----------------------  ---------
Keith Romine                                       50,000(2)      0.26%
18201 Von Karman Avenue, Suite 1170
Irvine, California 92612
-----------------------------------  -----------------------  ---------
Ronald Robertson                                  200,000(3)      1.05%
18201 Von Karman Avenue, Suite 1170
Irvine, California 92612
-----------------------------------  -----------------------  ---------
Derek Van Laare                                            0         0%
18201 Von Karman Avenue, Suite 1170
Irvine, California 92612
==================================  ========================  =========
All Officers and Directors,                        9,065,000     47.62%
as a Group (3 people).
-----------------------------------  -----------------------  ---------

     Footnotes  to  Table
     --------------------
     (1) Charles C. Seven controls the voting of 4,465,000 shares of common stock currently held by Flax-Flex Fabricators, Ltd. Flax-Flex Fabricators has the right to purchase from Farline Venture Corporation 3,383,000 shares of common stock (which stock Charles C. Seven will have the power to vote), and Charles C. Seven has the right to purchase 1,000,000 shares of common stock, on or before March 25, 2003. The amount of stock shown in this table for Charles C. Seven includes the total of 4,383,000 shares of common stock that Charles C. Seven and Flax-Flex Fabricators, Ltd. collectively have the right to purchase from Farline Venture Corporation. If Charles C. Seven does not exercise such right, he will continue to hold only 4,465,000 shares of common stock, which represents 23.46% of the class.

     (2) Keith Romine has the right to purchase 50,000 shares of common stock from Farline Venture Corporation on or before March 25, 2003. The amount shown represents the 50,000 shares of common stock that Mr. Romine has the right to purchase.

     (3) Ronald Robertson has the right to purchase 167,000 shares of common stock from Farline Venture Corporation on or before March 25, 2003. The amount shown includes the 167,000 shares of common stock that Mr. Robertson has the right to purchase.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on a review of Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year, and Forms 5 and amendments thereto furnished to us with respect to the most recent fiscal year, it appears that some Forms 3, 4 and 5 were not timely filed. Specifically, several Section 16 reports, including those on Forms 3 and 4, should have been filed in July 2001, in connection with the 649 asset purchase transaction. Additionally, Section 16 reports should have been filed with respect to the June 2002 redemption of 11,250,000 of our common shares. It does not appear that Mr. Derek Van Laare has filed a Form 3, or that Forms 3 or 4 were filed by any of our former officers and directors. Forms 3 have been filed for all of our current officers and the new directors, as well as a Schedule 13D for Charles C. Seven and Flax-Flex Fabricators, Ltd.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As part of our acquisition of TransWorld Benefits, Inc., Flax-Flex Fabricators, Ltd. acquired 4,465,000 shares of our common stock of out of the 19,034,600 shares of our outstanding common stock. As a result, Mr. Seven is the beneficial owner of a controlling interest in our company, as well as an officer and director of our Company and our subsidiary, TransWorld Benefits, Inc. Ronald Robertson received 33,000 shares of common stock from the same transaction.

As  a condition to our acquisition of TransWorld Benefits, Inc., each of Charles
C. Seven, Keith Romine and Ronald Robertson acquired the right to purchase stock from Farline Venture Corporation as more fully described in the footnotes to the charts above.

Pursuant to the employment agreements described in the "Executive Compensation" section above, Mr. Charles C. Seven, Mr. Keith Romine and Mr. Ronald Robertson will receive employment compensation until September 2005, with provision for automatic renewals of successive one-year periods. We intend to amend the employment agreements to include the duties of our new officers.

Currently,  TransWorld  Benefits,  Inc.  owes  Senna  Corporation  approximately
$764,000 for cash advanced to TransWorld Benefits, Inc. to pay operating expenses. These advances were made over the last five years. No interest is being earned on this balance. Charles C. Seven, together with his immediate family, own a majority of the beneficial interest of Senna Corporation.

Other than with respect to the transaction described above, during the last two years, none of our current directors or executive officers or any of the foregoing persons appointed as director, or any person known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which our company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated: February 27, 2003

THINKA WEIGHT-LOSS CORPORATION


By:
    --------------------------------------------
    Charles C. Seven, Chief Executive Officer